JG

SECUR

16006146

SEC Mail Processing Section
MAR 11 2016
Washington DC

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SEC FILE NUMBER
8-~~053256~~

8-53256 JG

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESJARDINS SECURITIES INTL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peel Street suite 300
(No. and Street)

Montreal Quebec H1C 2E3
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richter S.E.N.C.R.L / LLP
(Name – *if individual, state last, first, middle name*)

1981 McGill College MTL Quebec H3A 0G6
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AN

OATH OR AFFIRMATION

I, Antonio Lombardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International, as of March 8, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Fin Op
Title

COMMISSAIRE À L'ASSERMENTATION GENEVIÈVE MORIN 160-148 POUR LES DISTRICTS JUDICIAIRES DE LONGUEUIL ET DE MONTRÉAL

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHTER

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Desjardins Securities International Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Desjardins Securities International Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) (the "exemption provisions") and (2) Desjardins Securities International Inc. stated that Desjardins Securities International Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Desjardins Securities International Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Desjardins Securities International Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richter LLP[1]

Montreal, Québec
February 23, 2016

[1]CPA auditor, CA, public accountancy permit No. A110982

January 29, 2016

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6

Re: Exemption Report

In compliance with SEA Rule 17a-5(d), Desjardins International Securities, Inc. ("the Firm") attests that it claims an exemption to SEA Rule 15c3-3(k). The Firm operates pursuant to SEA Rule 15c3-3(k)(2)(ii) and is an introducing firm clearing through Pershing LLC.

To the best knowledge and belief of Desjardins International Securities, Inc., the exemption provisions of Rule 15c3-3(k)(2)(ii), without exception, have been met during the most recent fiscal year 2015.

On behalf of the Board of directors

...., Financial Officer

Antonio Lombardi

...., Director

Pierre-Louis Robichaud

RICHTER

To the Shareholders of Desjardins Securities International Inc. ("the Company")

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Desjardins Securities International Inc. for the year ended December 31, 2015, which were agreed to by Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries of $1,542 and $1,234, noting no difference.

2. Compared the Total Revenue amount reported on 2/2a of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total Revenue amount of $1,062,246 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015 and noted a difference of $707 representing the interest expenses included in the net revenue and disclosed under section 2c Deductions, line 9 on page 2 of the Form SIPC-7.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $72,870 to the addition of the balances; gain and loss on foreign exchanges, interest income, as included in the trial balance of the Company as at December 31, 2015, noting no difference.

    b. Compared deductions on line 9, total interest and dividend expense, of $707 to the trial balance of the Company as at December 31, 2015, noting no difference.

T. 514.934.3400

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6
www.richter.ca

Montréal, Toronto

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,134,410 and $2,836, respectively of the Form SIPC-7, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Richter LLP[1]

Montreal, Québec
February 23, 2016

[1]CPA auditor, CA, public accountancy permit No. A110982

RICHTER

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of Desjardins Securities International Inc. as of December 31, 2015, and the related statements of profit and comprehensive income, changes in shareholder's equity and cashflows for the year then ended. These financial statements are the responsibility of Desjardins Securities International Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The schedule of computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Desjardins Securities International Inc.'s financial statements. The schedule of computation of net capital is the responsibility of Desjardins Securities International Inc.'s management. Our audit procedures included determining whether the schedule of computation of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the schedule of computation of net capital. In forming our opinion on the schedule of computation of net capital, we evaluated whether the schedule of computation of net capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the schedule of computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richter LLP[1]

Montreal, Québec
February 23, 2016

[1]CPA auditor, CA, public accountancy permit No. A110982

T. 514.934.3400

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6
www.richter.ca

Montréal, Toronto

Desjardins
Securities International

Desjardins Securities International Inc.

Financial Statements

December 31, 2015 and 2014

(expressed in U.S. dollars)

RICHTER

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Desjardins Securities International Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Desjardins Securities International Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) (the "exemption provisions") and (2) Desjardins Securities International Inc. stated that Desjardins Securities International Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Desjardins Securities International Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Desjardins Securities International Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richter LLP[1]

Montreal, Québec
February 23, 2016

[1]CPA auditor, CA, public accountancy permit No. A110982

T. 514.934.3400

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6
www.richter.ca

Montréal, Toronto

Table of contents

(expressed in U.S. dollars)

			2015		2014[1]
ASSETS					
Cash and cash equivalents		$	**5,044,795**	$	4,379,338
Amounts receivable					
From brokers and financial institutions			**90,201**		1,218,463
Deposits			**1,000,000**		1,000,000
From parent company, without interest or reimbursement terms	**Note 8**		**4,802**		-
Other	**Note 5**		**42,402**		52,115
			1,137,405		2,270,578
Deferred tax asset	**Note 4**		**474**		620
		$	**6,182,674**	$	6,650,536
LIABILITIES					
Amounts payable					
To parent company and affiliates, without interest or reimbursement terms	**Note 8**	$	**-**	$	572,845
To brokers and financial institutions			**12,480**		1,345
Income tax payable			**361,063**		83,722
Other	**Note 5**		**51,250**		48,071
			424,793		705,983
SHAREHOLDER'S EQUITY	**Note 6**		**5,757,881**		5,944,553
		$	**6,182,674**	$	6,650,536

[1] Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of directors

...., Director
Radek Loudin

...., Director
Jean-Yves Bourgeois

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Profit (Loss) and Comprehensive Income (Loss)
December 31, 2015 and 2014
(expressed in U.S. dollars)

			2015		2014[1]
Revenue					
Commissions		$	**786,006**	$	1,516,914
Research services			**349,111**		156,706
Foreign exchange loss			**(72,461)**		(176,620)
Net interest expense			**(1,116)**		(13,159)
			1,061,540		1,483,841
Operation and administration					
Management fees	**Note 8**		**557,719**		746,188
Other operating and administrative expenses	**Note 7**		**369,256**		486,214
			926,975		1,232,402
Profit before income taxes			**134,565**		251,439
Income tax expense	**Note 4**		**321,237**		65,870
Profit (loss) and comprehensive income (loss)		**$**	**(186,672)**	$	185,569

(1) Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

			Share capital		Retained earnings		Total
Balance as at January 1, 2014[1]		$	3,214,763	$	2,387,389	$	5,602,152
Prior period adjustment related to currency translations	Note 2		-		156,832		156,832
Balance as at January 1, 2014, as restated		$	3,214,763	$	2,544,221	$	5,758,984
Profit and comprehensive income			-		185,569		185,569
Balance as at December 31, 2014		$	3,214,763	$	2,729,790	$	5,944,553
Profit (loss) and comprehensive income (loss)		**$**	**-**	**$**	**(186,672)**	**$**	**(186,672)**
Balance as at December 31, 2015		**$**	**3,214,763**	**$**	**2,543,118**	**$**	**5,757,881**

(1) Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

The accompanying notes are an integral part of these financial statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Cash Flows
December 31, 2015 and 2014
(expressed in U.S. dollars)

			2015		2014[1]
Operating activities					
Profit (loss) and comprehensive income (loss)		$	**(186,672)**	$	185,569
Non-cash items	**Note 9**		**146**		56
Net changes in operating assets and liabilities	**Note 9**		**1,429,630**		(398,895)
			1,243,104		(213,270)
Financing activities					
Change in amounts payable to parent company			**(577,647)**		(1,096,649)
Decrease in cash and cash equivalents during the year			**665,457**		(1,309,919)
Cash and cash equivalents, beginning of year			**4,379,338**		5,689,257
Cash and cash equivalents, end of year		**$**	**5,044,795**	$	4,379,338

[1] Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1. Description of business

Desjardins Securities International Inc. (the Company), incorporated on January 24, 2001 under the *Canada Business Corporations Act*, is an introducing broker. The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and is registered as an introducing broker with the *US Securities and Exchange Commission* (SEC).

Desjardins Securities International Inc. is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of Caisses Desjardins through Desjardins Financial Corporation and respectively the Federation des caisses Desjardins du Quebec. The Company's head office is located at 1170 Peel Street, Suite 300, Montreal (Quebec), H3B 0A9, Canada.

2. Significant accounting policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a) Use of estimates

The preparation of financial statements, in accordance with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. There were no significant estimates during 2015 and 2014.

b) Restatement of previous years

During 2015, the Company noted that the amounts payable to the parent company were overstated due to incorrect currency translations over a cumulative period of several years. Consequently, the Company restated its prior periods and adjusted the retained earnings respectively by US$116,734 on December 31, 2014 and by US$156,832 on January 1, 2014. This restatement had no cash impact and gave rise to the following adjustments:

	January 1, 2014 (before restatement)	Increase (decrease)	January 1, 2014 (restated)
Balance sheets			
Amounts receivable			
Income tax receivable	$ 12,931	$ (12,931)	$ -
Amounts payable			
To parent company and affiliates, without interest or reimbursement terms	1,885,803	(216,309)	1,669,494
Income tax payable	-	46,546	46,546
Shareholder's equity			
Equity	5,602,152	156,832	5,758,984

(expressed in U.S. dollars)

	December 31, 2014 (before restatement)	Increase (decrease)	December 31, 2014 (restated)
Balance sheets			
Amounts receivable			
Income tax receivable	$ 8,241	$ (8,241)	$ -
Amounts payable			
To parent company and affiliates, without interest or reimbursement terms	938,373	(365,528)	572,845
Income tax payable	-	83,722	83,722
Shareholder's equity			
Equity	5,670,987	273,566	5,944,553
Statement of profit (loss) and comprehensive income (loss)			
Revenue			
Investment income and foreign exchange loss	(333,493)	156,873	(176,620)
Income tax expense	25,730	40,140	65,870
Profit (loss) and comprehensive income (loss)	68,835	116,734	185,569

c) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

d) Financial instruments

Financial assets are classified in one of the following categories: "held-for-trading", "designated at fair value through income", "available-for-sale" or "loans and receivables". Financial liabilities are classified in the category "held-for-trading" or in the category "other".

Financial assets and liabilities held-for-trading and designated at fair value through income are carried at fair value in the Balance Sheet. Changes in the fair value of held-for-trading assets and liabilities are recognized in earnings in the period they occur, while changes in available-for-sale assets are recognized in other comprehensive income until they are derecognized. Loans and receivables and financial liabilities in the category "others" are carried at amortized cost under the effective interest rate method.

Securities

Securities are classified as held-for-trading. Fair value is determined based on market prices for traded securities. The valuation of over-the-counter fixed income securities is subject to, among others, security liquidity, the bid/ask spread and the relative range of market price adjustments and current return. Change in fair value is recognized in earnings in the period it occurs.

Fair value

The fair value of a financial instrument on initial recognition corresponds to the price that would be received from selling a financial asset or paid to transfer a financial liability in an orderly transaction between market participants.

Subsequent to initial recognition, the fair value of financial instruments quoted on an active market is based on bid prices for financial assets and on ask prices for financial liabilities.

e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and money market investments.

f) Foreign currency translation

The financial statements are presented in U.S. dollars, which is the Company's functional and presentation currency. The Company's monetary assets and liabilities, denominated in foreign currencies, are translated into U.S. dollars at the year-end exchange rate. The Company's revenue and expenses, denominated in foreign currencies, are translated at the exchange rate in effect at the transaction date. Translation gains and losses are included in the Statement of Profit (Loss) and Comprehensive Income (Loss) within "Revenue – Investment income and foreign exchange loss".

g) Revenue recognition

The Company's principal sources of revenues comprise commissions, research services, revenue on transactions and interest income.

The Company records its brokerage and commission revenue on a trade date basis.

The Company recognizes research services revenues when they are earned, specifically when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined, and collectability is reasonably assured.

Interest income is recognized based on the effective interest rate method.

h) Deposit

In the normal course of business, the Company operates pursuant to SEA Rule 15c3-3(k) (2) (ii) and is an introducing firm clearing through Pershing LLC. This organization requires either deposit in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value.

i) Income taxes

The Company uses the tax liability method to account for income taxes. Under this method, deferred tax assets or liabilities are determined for all temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using substantively enacted income tax rates expected to apply in the years in which the assets are expected to be realized or the liabilities settled. Income tax assets are recognized when it is more likely than not that they will be realized.

3. Recent Accounting Pronouncements

ASU No. 2015-09, Revenues from Contracts with Customers (Topic 606)

The FASB and IASB (the Boards) have issued largely converged standards on revenue recognition. ASU No. 2015-09 affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. This ASU is to be applied retrospectively, with certain practical expedients allowed. Early application is not permitted. The company is currently evaluating the impact of its pending adoption on its financial statements.

(expressed in U.S. dollars)

ASU 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items ("ASU 2015-01")

The amendments in ASU 2015-01 eliminate from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items.

The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this Statement is not expected to have a material effect on the Company's results of operations.

ASU 2014-15, Presentation of Financial Statements —Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15")

The FASB has issued ASU 2014-15 which is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes.

The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The adoption of this Statement is not expected to have a material effect on the Company's results of operations.

4. Income taxes

a) Income tax expense

		2015		2014[1]
Current	$	**321,091**	$	65,814
Deferred		**146**		56
	$	**321,237**	$	65,870

[1] Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

Profits are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of profits (loss) and comprehensive income (loss) differs from the amount that would have been arrived at by applying the Canadian statutory tax rate as a result of the following:

		2015		2014[1]
Income taxes at the Canadian combined statutory rate of 26.90% (26.90% in 2014)	$	**36,198**	$	67,637
Changes in income taxes resulting for the following				
Non-deductible expenses and other		**1,932**		292
Adjustments in respect of current tax		**3,135**		-
Exchange remeasurement of current income taxes		**(5,252)**		(2,059)
Income taxes on foreign exchange gains (losses) on account of capital		**285,224**		-
	$	**321,237**	$	65,870

[1] Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

(expressed in U.S. dollars)

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2009 to 2014. The Company has no accrual for uncertain tax positions.

b) Deferred tax asset

The net deferred tax asset includes $474 ($620 in 2014) of property and equipment.

5. Other assets and liabilities

Other assets and liabilities presented in the balance sheets under "Other" are detailed as follows:

		2015		2014
Other assets				
Prepaid expenses	$	33,539	$	35,829
FINRA account		7,253		8,786
Other		1,610		7,500
	$	42,402	$	52,115
Other liabilities				
Accrued expenses	$	36,560	$	47,250
Accounts payable		14,690		821
	$	51,250	$	48,071

6. Shareholder's equity

a) Authorized share capital

- an unlimited number of voting and participating Class A shares, without par value;
- an unlimited number of non-voting, participating Class B shares, convertible to Class D shares, without par value;
- an unlimited number of voting, non-participating Class C shares, without par value;
- an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;
- an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share capital issued

		2015		2014
4,075,000 Class A common shares	$	3,214,763	$	3,214,763

(expressed in U.S. dollars)

c) Capital management

Shareholder's equity consists of common shares and retained earnings. Capital management contributes to the Company's profitability as regulatory capital is allocated to key activities for which precise profitability objectives and criteria have been established, which include an allocation process for capital margin limits, oversight and appropriate reporting in the form of liquidity, capital and profitability tests as per the regulation in force. The Company strives to maintain an optimal level of capital to support its activities while generating an attractive and competitive return for its shareholder, in relation to industry standards and the Company's risk profile.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15 c3 - 1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2015, the Company had net capital of $5,553,777 ($4,388,921 in 2014) which exceeds the required net capital of $100,000 by $5,453,777 ($4,288,921 in 2014).

7. Other operating and administrative expenses

For the years ended December 31, "Other operating and administrative expenses" is detailed as follows in the Statement of Profit (Loss) and Comprehensive Income (Loss):

		2015		2014
Variable costs	**$**	**127,686**	$	202,765
Personnel related expenses		**48,887**		57,146
Professional fees		**103,569**		133,781
Travel expenses		**40,048**		36,111
General expenses		**16,105**		14,779
Equipment rental and maintenance		**21,718**		20,386
Advertising, promotion and entertainment		**10,815**		15,497
Other		**428**		5,749
	$	**369,256**	$	486,214

8. Related party transactions

The Company has concluded transactions with the parent company and other entities included in the Mouvement des caisses Desjardins. These transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

		2015		2014[(1)]
Management fees (parent company)[(2)]	**$**	**557,719**	$	746,188
Cash (affiliates)		**89,259**		178,645
Amounts receivable (payable) from (to) parent company		**4,802**		(572,845)

(1) Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

(2) Management fees are related to various services and facilities, as agreed upon in the expense sharing agreement, such as bookkeeping services, compliance and risk management services, payroll services, insurance services, legal and consulting services, and generally all direct costs related to the business of the Company.

(expressed in U.S. dollars)

9. Supplementary information

		2015		2014[1]
Non-cash Items				
Deferred tax	$	146	$	56
Net changes in operating assets and liabilities				
Amounts receivable from brokers and financial institutions	$	1,128,261	$	(467,922)
Other amounts receivable		9,712		10,889
Amounts payable to brokers and financial institutions		11,136		(7,877)
Other amounts payable		3,181		28,840
Income taxes payable		277,340		37,175
	$	1,429,630	$	(398,895)
Interest paid	$	707	$	14,121
Income taxes paid	$	9,664	$	21,278

[1] Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

10. Financial risk management

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of liquidity, credit and market risk.

a) Liquidity risk

Liquidity risk is related to the difficulty of quickly converting the Company's assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual maturity:

	2015				
	Payable on demand	**Less than 1 year**	**1 to 5 years**	**5 years and more**	**Total**
Amounts payable to parent company	$ -	$ -	$ -	$ -	$ -
Amounts payable to others	-	51,250	-	-	51,250

	2014[1]				
	Payable on demand	Less than 1 year	1 to 5 years	5 years and more	Total
Amounts payable to parent company	$ 572,845	$ -	$ -	$ -	$ 572,845
Amounts payable to others	-	48,071	-	-	48,071

[1] Amounts for 2014 have been modified to reflect the restatement disclosed in Note 2.

b) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

c) Market risk

Market risk relates to the risk of variations in the fair value of financial instruments due to fluctuations in the parameters associated with that value, including interest rates, currencies, credit spreads and volatility.

Foreign exchange risk corresponds to the risk that fluctuations in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments which are utilized to reduce the risks associated with changes in foreign currency exchange rates.

In addition, profits of the Company are subject to Canadian income taxes. Canadian income taxes are calculated and paid in Canadian dollars. The Company translates its US denominated financial statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the variability in foreign exchange rates, this subjects the Company to significant fluctuations in the amount of taxes to be paid.

11. Schedule of Computation of Net Capital

		2015[(1)]
Total shareholder's equity as at December 31, 2014	$	5,670,987
Profit (loss) and comprehensive income (loss)		(186,672)
Prior period adjustment related to currency translations		273,566
Total shareholder's equity as at December 31, 2015		5,757,881
Deduct non-allowable assets		
Cash (affiliates)		89,259
Receivable from parent company		4,802
From brokers and financial institutions		34,905
Other receivables		42,402
Deferred tax asset		474
		171,842
Other deductions - Insurance deductible margin on securities position and foreign exchange margin		32,262
Net capital		5,553,777
Computation of aggregate indebtedness to net capital requirements		
Required minimum net capital: the greater of:		
i) $100,000 or		
ii) 6⅔% of aggregate indebtedness of $412,313 ($704,634 in 2014)		100,000
Excess net capital	$	5,453,777
Ratio: Aggregate indebtedness to net capital		0.0742 to 1

(1) Amounts for 2015 have been modified to reflect the restatement disclosed in Note 2.

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k) (2) (ii) of that Rule.

There are no material differences between the above computation and the corresponding computation prepared by Desjardins Securities International Inc. and included in the Company's unaudited Part II Focus Report, as filed by the Company on January 27, 2016.

FINRA
Financial Industry Regulatory Authority

By Registered Mail #: RA 476 765 530 US

March 3, 2016

RECEIVED
DESJARDINS SECURITIES INTERNATIONAL
MAR - 9 2016
COMPLIANCE / REGISTRATION

SEC
Mail Processing
Section
MAR 11 2016
Washington DC
409

Mr. Antonio Lombardi
Financial and Operations Principal
Desjardins Securities International Inc.
1170 Peel Street, Suite 300
Montreal, Canada H3B 0A9

Re: Desjardins Securities International Inc. - Annual Audit Report

Dear Mr. Lombardi:

This letter is to inform you that your firm's 2015 annual filing of audited financial statements is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

1. An Exemption Report.

We urge you to review this letter with your independent accountant as soon as possible.

You must re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and one copy with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **March 17, 2016**. Questions may be addressed to the undersigned at 617-532-3486.

Very truly yours,

George E. Malley
Principal Regulatory Coordinator

GEM/vs

Enclosure: Form X-17A-5 Part III Facing Page

cc: Paul Levenson, Regional Director
U.S. Securities and Exchange Commission
33 Arch Street - 23rd Floor
Boston, MA 02110-1424

Richter S.E.N.C.R.L./LLP
1981 McGrill College
Montreal, Quebec H3A 066